ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433(d)

Registration No. 333-158111

July 17, 2012

GRIFFIN-AMERICAN HEALTHCARE REIT II, INC.

Griffin-American Healthcare REIT II, Inc. (the “Company”) has filed a Registration Statement on Form S-11 (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, Griffin Capital Securities, Inc., the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (866) 606-5901.

On July 17, 2012, Griffin Capital Securities, Inc. issued a press release that makes reference to the Company, the full text of which is reproduced below.

Lee Allan

Vice President, New Media

Griffin Capital Corporation

lallan@griffincapital.com

Office Phone: 310-606-5900

Cell Phone: 310-621-1601

Griffin Capital Securities Announces Strategic Alignment of

Sales Team

to Better Serve Independent Broker-Dealer Partners

El Segundo, Calif. (July 17, 2012) – Griffin Capital Securities, the distributor of Griffin Capital Net Lease REIT and Griffin-American Healthcare REIT II, both publicly-registered, non-traded real estate investment trusts, announced today the integration of two previously separate sales forces dedicated to each respective REIT.

“When Griffin Capital Securities became the dealer manager for Griffin-American Healthcare REIT II, in order to maintain continuity and stability for both products following the transition we chose to maintain dedicated sales forces for a limited amount of time,” said Kevin Shields, chairman and chief executive officer of Griffin Capital Corporation. “In accordance with industry best practices, and to drive greater efficiency within our selling group, we have now integrated these teams into one of the most experienced, professional and effective sales forces in the industry.”

In January, 41 of 45 employees of Grubb & Ellis Capital Corporation (the former dealer manager for Griffin-American Healthcare REIT II) joined Griffin Capital Securities, including the entire 30-member internal and external wholesaling team. Griffin-American Healthcare REIT II transitioned its sponsorship from Grubb & Ellis Company to co-sponsorship by Griffin Capital Corporation and American Healthcare Investors on January 9, 2012.

“The integration of our sales team further strengthens Griffin Capital Securities and dramatically improves the quality of service we provide to our financial advisor and broker-dealer partners,” said Jeffrey Schwaber, president of Griffin Capital Securities. “Thanks to the talent, dedication and hard work of this sales team, Griffin Capital Securities has grown to become one of the top five equity raising dealer managers in the non-traded REIT space.”

About Griffin Capital Net Lease REIT

Griffin Capital Net Lease REIT, Inc. is a publicly registered non-traded REIT organized to acquire properties essential to the business operations of each tenant, including key distribution and/or manufacturing facilities or key office properties that are deemed “business essential” by the corporate tenant. These properties are considered important to the ongoing business operations of each corporate tenant such that its failure to continue to occupy the property would cause the tenant substantial operational disruption. The REIT’s sponsor is Griffin Capital Corporation (“Griffin Capital”), a privately-owned real estate company headquartered in Los Angeles. For more information about Griffin Capital Net Lease REIT, please visit www.griffincapitalnetleasereit.com. To access the Griffin Capital Net Lease REIT, Inc. prospectus and its supplements, please visit: http://www.gcnetleasereit.com/legal/prospectus/Prospectus%20-%20Final%20Version.pdf, http://www.gcnetleasereit.com/legal/prospectus/Supplement%20No%201%20dated%205.17.12.pdf, and http://www.gcnetleasereit.com/legal/prospectus/Supplement%20No%202%20dated%207.5.12.pdf

About Griffin-American Healthcare REIT II, Inc.

Griffin-American Healthcare REIT II, Inc. is a real estate investment trust organized to invest in a diversified portfolio of real estate properties, focusing primarily on medical office buildings and healthcare-related facilities. The REIT is co-sponsored by American Healthcare Investors and Griffin Capital Corporation. For more information regarding Griffin-American Healthcare REIT II, please visit www.HealthcareREIT2.com. To access the Griffin-American Healthcare REIT II, Inc. prospectus and its supplements, please visit: http://www.sec.gov/Archives/edgar/data/1455271/000119312512005562/d256696d424b3.htm, http://www.sec.gov/Archives/edgar/data/1455271/000119312512275030/d363148d424b3.htm, and http://www.sec.gov/Archives/edgar/data/1455271/000119312512299971/d378007d424b3.htm.

About Griffin Capital Corporation

Griffin Capital Corporation is a privately-owned real estate company headquartered in Los Angeles. Led by senior executives each with more than two decades of real estate experience collectively encompassing over $14.0 billion of transaction value and more than 400 transactions, Griffin Capital Corporation and its affiliates have acquired or constructed over 17 million square feet of space since 1996. Griffin Capital Corporation and its affiliates currently own and manage a portfolio consisting of over 11.1 million square feet of space, located in 27 states and representing over $1.7 billion in asset value. For more information about Griffin Capital Corporation, please visit www.griffincapital.com.

About American Healthcare Investors LLC

American Healthcare Investors is an investment management firm that specializes in the acquisition and management of healthcare-related real estate, including medical office buildings, skilled nursing facilities, assisted living facilities and hospitals. The company was founded by nationally recognized real estate investment executives Jeff Hanson, Danny Prosky and Mathieu Streiff, who have completed in excess of $15 billion in aggregate acquisition and disposition transactions during their careers, approximately $5.5 billion of which has been healthcare-related real estate transactions. American Healthcare Investors is committed to providing investors with access to the potential benefits that healthcare-related real estate ownership can provide. For more information regarding American Healthcare Investors, please visit www.AmericanHealthcareInvestors.com.